SECURITIES AND EXCHANGE COMMISSIO[redacted]

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-1070

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Olin Corporation
501 Merritt 7
Norwalk, Connecticut 06856

KPMG

Page 2

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Page 3

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Table of Contents

*Schedules of party-in-interest transactions, obligations in default, and leases in default (as required by Section 103 (c)(5) of the Employee Retirement Income Security Act of 1974) are not applicable.

KPMG

Page 4

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

Pension and CEOP Administration Committee of
Olin Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 21, 2004

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value:			
Common stock	$	173,941,305	148,184,882
Mutual funds		245,451,372	207,814,504
Self-directed brokerage		5,101,122	1,836,260
Participant loans		10,459,400	9,264,654
		434,953,199	367,100,300
Employer contribution receivable		519,875	256,679
Employee contribution receivable		68,545	74,847
Due from broker for securities sold		193,451	34,494
Net assets available for plan benefits	$	870,688,269	734,566,620

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment income/(loss):		
Dividends and interest	$ 10,781,406	12,718,107
Interest on loans receivable	522,055	614,853
Net appreciation (depreciation) in fair value of investments	73,757,074	(40,926,312)
Net investment income (loss)	85,060,535	(27,593,352)
Contributions:		
Employee	12,678,224	14,995,952
Employer	3,305,240	6,234,453
Total contributions	15,983,464	21,230,405
Administrative expenses	(314,335)	(316,884)
Distributions to participants	(32,460,914)	(42,415,945)
Net increase (decrease)	68,268,750	(49,095,776)
Net assets available for plan benefits at beginning of year	367,466,320	416,562,096
Net assets available for plan benefits at end of year	$ 435,735,070	367,466,320

See accompanying notes to financial statements.

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Olin Corporation (Olin or Employer) Contributing Employee Ownership Plan (the Plan or CEOP) operates as an employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in net assets available for plan benefits.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. When available, quoted market prices are used to value investments. Where independent prices are not available, investments are valued by the issuing investment advisor or broker.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d) Distributions to Participants

Distributions to participants are recorded when paid.

(e) Administrative Expenses

All expenses of maintaining the Plan are paid by the Plan. Certain administrative functions of the Plan are performed by officers or employees of Olin. No such officer or employee receives compensation from the Plan.

(f) Trust Fund Management

JPMorgan Chase Bank (the Trustee) is the trustee of the Plan. Under the terms of the Trust Agreement between the Trustee and Olin, the Trustee is responsible for the safekeeping of Plan assets in the trust fund and the maintenance of records relating to receipts and disbursements from the trust fund. The Trustee invests funds in accordance with the terms of the Plan and makes payments from the trust fund as directed by participants and Olin.

Under JPMorgan Chase Bank, trustee fees, investment management fees, commissions, and related Plan administrative expenses are incorporated into the fees associated with the investment funds made available under the Plan. In addition, fees associated with the self-directed brokerage feature are charged directly to the affected Participant's account. The account of each Participant applying for a Plan loan is charged an application fee ($50 per loan). No commissions are charged on purchases of Company common stock directly from Olin or from investment accounts within the Plan.

(g) Recordkeeper

JPMorgan Retirement Plan Services is the Recordkeeper for the Plan.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform with current year presentation.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan consisting of the following separate investment funds:

Barclays Global Investors Equity Index Fund
Olin Common Stock Fund**
American Century Premium Money Market*
Gabelli Westwood Equity Fund
MSIF Trust Mid Cap Value Fund
American Century International Growth Fund*
Arch Common Stock Fund
PIMCO Total Return Fund
Putnam Growth Opportunities Fund
Managers Special Equity Fund
Self-Directed Brokerage Investment*

* Parties-in-interest to the Plan.

** Parties-in-interest/includes nonparticipant-directed.

(b) Eligibility and Contributions

An eligible employee is any person who is employed and is actively enrolled on the Employer's payroll and is either performing services in the United States or a citizen of the United States performing services outside the United States at the request of the Employer.

For 2003 and 2002, the total maximum allowable employee contribution was 18% of eligible pay.

The Internal Revenue Code (IRC) maximum amount of tax deferred contributions that may be made to the CEOP was $12,000 for 2003 and $11,000 for 2002. The amount of tax deferred contributions is based on eligible pay and the percentage of pay elected to contribute to the Plan.

Starting in 2002, participants who are age 50 and older at any time during the year are eligible to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Catch-up contributions are additional, tax deferred contributions that eligible participants are permitted to make in excess of the IRS tax deferred contribution limit. Catch-up contributions in excess of 6% of eligible pay are not matched with Company contributions.

The Employer matching contribution percentage is determined by the board of directors of the Employer and, under the Plan provisions, may amount to 100% of the participants' contributions, up to 6% of eligible pay. Decreases in the Employer matching contribution percentage may be approved by the Company.

For 2003 and 2002, the Employer contribution rate was 100% on the first $25 of monthly contribution and 50% on the balance up to 6% of eligible pay. Employer matching contributions are invested in the Olin Common Stock Fund.

Effective January 1, 2003, the Company suspended matching contributions with respect to salaried employees.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Olin Common Stock Fund***

Employees may transfer any or all of the value of the investments purchased with their own contributions, including Olin common stock, to any one or combination of investments available in the Plan. Such transfers may be made, without limitation, at any time and as often as employees choose. Prior to October 17, 2003, the Olin common stock purchased with Employer contributions was not transferable until employees terminated employment with the Company. However, employees who were age 50 or older were and still are permitted to withdraw any or all of the value of the Olin common stock purchased with Employer contributions without the usual suspension of contribution penalty. Provided the amount of the withdrawal is rolled over to an Individual Retirement Account, tax payments would be deferred until the employee takes a distribution from the Individual Retirement Account. Effective October 17, 2003, all of the Olin common stock in an employees CEOP account, including shares purchased with Company contributions, became transferable.

(e) ***Arch Common Stock Fund***

As of February 8, 1999, the specialty chemical businesses of Olin were spun off into a new publicly traded company known as Arch Chemicals, Inc. In order to affect the spin-off, a stock dividend was issued to Olin shareholders, including the Plan, in an amount equal to one share of Arch common stock for each two shares of Olin common stock then outstanding. These shares were deposited in the Arch Common Stock Fund in the Plan.

(Continued)

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

As of the effective date of the spin-off, each Plan participant having an account balance containing Olin common stock was credited with an opening account balance in the Arch Common Stock Fund. The amount credited to each participant's initial Arch Common Stock Fund account balance was calculated by (i) dividing the value of such participant's Olin Common Stock Fund account by the total value of all participants' accounts in the Olin Common Stock Fund, and then (ii) multiplying the percentage determined under (i) above, by the value of the Arch common stock the Plan trustee received as a stock dividend.

Prior to October 17, 2003, dividends paid on Arch common stock were invested in the Olin Common Stock Fund. Effective October 17, 2003, dividends on Arch common stock were allocated in accordance with investment allocation that was in effect for the employees' contributions.

(f) Vesting and Payment of Benefit Provisions

All participants become 100% vested in the Employer's contributions upon the completion of five years of service or as a result of death, disability, or retirement. The Company contribution account of each participant shall be vested in accordance with the following schedule:

Years of service	Percentage vested
2	25%
3	50%
4	75%
5 or more	100%

On termination of service for any reason, a participant may elect to receive his or her entire vested balance in either a lump-sum amount or in annual installments up to fifteen years, or if the participants' life expectancy exceeds fifteen years, the life expectancy of the participant.

All distributions shall be paid in cash, however, at the election of the distributee, distributions from the Olin and Arch Common Stock Funds may be paid in common stock with any fractional interest in a share of common stock paid in cash.

(g) Transfers Among Funds

Participants can transfer balances among funds offered by the Plan. Prior to October 17, 2003, the transfer provision with respect to the Olin Common Stock Fund allowed active participants to transfer their investments in these funds purchased with their own employee contributions. Company matching contributions invested in the Olin Common Stock Fund were not transferable to other investments while such participant was actively employed by the Company. Effective October 17, 2003, all of the Olin common stock in an employee's CEOP account, including shares purchased with Company contributions, became transferable.

(Continued)

(h) Loan Provision

All employees who are participants in the Plan are eligible to borrow from the Plan. No loan when added to the outstanding balance of all other loans from the Plan to the Eligible Borrower shall exceed the lesser of:

(1) Fifty Thousand Dollars ($50,000), reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the Eligible Borrower during the one-year period ending on the day before the date the loan is made, over the outstanding balance of loans from the Plan to the Eligible Borrower on the date the loan is made, or

(2) One-half (1/2) of the Eligible Borrower's vested Account Balance as of the valuation date coincident with or immediately preceding the date of the loan.

Under the Plan, employees may have up to five outstanding loans at any time. The loans are funded from the participants' accounts, reducing the account balance by the loan amount, and are reflected as participant loans in the Plan's financial statements. The interest rate on these loans is the prime rate at the date of loan origination. Interest rates on loans ranged from 4.00% to 4.25% and 4.25% to 4.75% in 2003 and 2002, respectively.

(i) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(3) Forfeitures of Employer Contributions

Forfeitures of Employer's contributions, equivalent to the fair value of forfeited shares plus dividends not reinvested, were used to reduce current Employer's cash contributions by $68,822 and $65,410 for the Plan years ended December 31, 2003 and 2002, respectively. Unutilized forfeitures at December 31, 2003 and 2002 amounted to $6,092 and $35,379, respectively.

(4) Investments

The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 2003 and 2002 are as follows:

		December 31	
Description of investment		**2003**	**2002**
American Century Premium Money Market*	$	58,240,903	60,387,195
Barclays Global Investors Equity Index Fund		61,525,075	46,579,658
PIMCO Total Return Fund		55,722,339	54,456,113
Olin Corporation Common Stock*		137,995,045	118,532,064
Arch Chemicals Common Stock		35,946,260	29,652,818

* Denotes party-in-interest to the Plan.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$ 28,970,021	(27,148,302)
Common stock	43,884,047	(12,695,710)
Self-directed brokerage	903,006	(1,082,300)
	$ 73,757,074	(40,926,312)

(5) Nonparticipant-Directed Investments

Information about the net assets for investment options which include nonparticipant-directed investments and information about the significant components of the changes in net assets for the years ended December 31, 2003 and 2002 are as follows:

	December 31	
	2003 *	2002
Net assets:		
Olin Corporation Common Stock Fund	$ 137,995,045	118,532,064
Changes in net assets:		
Net assets available at beginning of year	$ 118,532,064	119,602,765
Changes in net assets of the Olin Common Stock Fund:		
Contributions	5,546,935	9,218,446
Dividends and other income	7,178,316	7,195,531
Net appreciation (depreciation)	32,971,593	(4,275,078)
Benefits paid to participants	(11,469,159)	(11,212,794)
Administrative expense	(262,912)	(243,633)
Transfers to participant – directed investments	(14,501,792)	(1,753,173)
Net increase (decrease)	19,462,981	(1,070,701)
Net assets available at end of year	$ 137,995,045	118,532,064

* Effective October 17, 2003, all amounts invested in the Olin Common Stock Fund became participant directed.

(6) Tax Status

Olin received a determination letter dated April 3, 2003 from the Internal Revenue Service stating that the Plan is a qualified plan and the trust thereunder is exempt from Federal income taxes under the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated to comply with the EGTRRA requirements as required under Notice 2001-57 on December 20, 2002. Counsel for Olin advised that an employee will not be subject to Federal income taxes on the contributions of the Employer, or on dividends, interest or profit

OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

from sales of securities received by the Trustee and credited to an employee's account, until such account or accounts are withdrawn or made available to the employee. The tax treatment to the participant generally will depend upon the form of withdrawal.

(7) Related Party Transactions

Certain Plan investments are shares of Olin common stock and shares of mutual funds managed by American Century. American Century is a related party to the Trustee as defined by the Plan. Therefore, these transactions qualify as parties-in-interest. Investment-related fees are reflected in the Statements of Changes in Net Asset Available for Plan Benefits.

**OLIN CORPORATION CONTRIBUTING
EMPLOYEE OWNERSHIP PLAN**

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, par, or maturity value		Current value
Common Stock:			
* Olin Corporation	Olin Corporation Common Stock, 6,884,760 shares, par value $1.00	$	137,995,045
Arch Chemicals, Inc.	Arch Chemicals, Inc. Common Stock, 1,401,884 shares, par value $1.00		35,946,260
Mutual Funds:			
* American Century	Premium Money Market, 58,240,903 shares		58,240,903
PIMCO	Total Return Fund, 5,204,704 shares		55,722,339
* American Century	International Growth Fund, 1,177,758 shares		13,748,197
Managers	Special Equity Fund, 275,228 shares		21,719,683
Putnam	Growth Opportunities Fund, 214,073 shares		8,913,196
MSIF Trust	Mid Cap Value Fund, 134,231 shares		13,883,173
Gabelli	Westwood Equity Fund, 1,312,553 shares		11,698,806
Barclays	Global Investors Equity Index Fund, 1,893,083 shares		61,525,075
* Participant loans	4,652 loans with interest rates ranging from 4.00% to 4.75% maturity ranging from January 1, 2004 – January 5, 2008		10,459,400
* American Century	Self-Directed Brokerage Investment		5,101,122
		$	434,953,199

* Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

OLIN CORPORATION CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

By: Members of the Pension and CEOP Administrative Committee

P.C. Kosche

S.E. Doughty

L.S. LaFortune

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Olin Corporation:

We consent to incorporation by reference in the registration statement Nos. 333-17629, 33-52681, 333-54308, 333-56690 and 333-98193 on Form S-8 of Olin Corporation of our report dated June 21, 2004 relating to the statements of net assets available for plan benefits of the Olin Corporation Contributing Employee Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2003 and 2002, and related schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Olin Corporation Contributing Employee Ownership Plan.

KPMG LLP

Stamford, CT
June 25, 2004